# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dianthus Therapeutics, Inc., CIK 0001690585
CUSIP: 252828108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 7 TIMES SQUARE, 43RD FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001791827
Persons authorized to receive notices and communications: Charlie Hoedebeck, c/o Avidity Partners Management LP, 2828 N Harwood Street, Suite 1220, Dallas, Texas (TX), 75201, 214-550-1696

## Reporting persons
- Avidity Partners Management LP (CIK 0001791827): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,104,184; sole dispositive power 0; shared dispositive power 2,104,184; aggregate amount beneficially owned 2,104,184 (4.9% of the class)
- Avidity Partners Management (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,104,184; sole dispositive power 0; shared dispositive power 2,104,184; aggregate amount beneficially owned 2,104,184 (4.9% of the class)
- Avidity Capital Partners Fund (GP) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,104,184; sole dispositive power 0; shared dispositive power 2,104,184; aggregate amount beneficially owned 2,104,184 (4.9% of the class)
- Avidity Capital Partners (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,104,184; sole dispositive power 0; shared dispositive power 2,104,184; aggregate amount beneficially owned 2,104,184 (4.9% of the class)
- Avidity Private Master Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,899,593; sole dispositive power 0; shared dispositive power 1,899,593; aggregate amount beneficially owned 1,899,593 (4.4% of the class)
- Michael Gregory: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,104,184; sole dispositive power 0; shared dispositive power 2,104,184; aggregate amount beneficially owned 2,104,184 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Dianthus Therapeutics, Inc.
Address of issuer's principal executive offices: 7 TIMES SQUARE, 43RD FLOOR, NEW YORK, New York (NY), 10036
Comment: Common stock, $0.001 par value of Dianthus Therapeutics, Inc. (the "Issuer" or the "Company")

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):

i. Avidity Partners Management LP;
ii. Avidity Partners Management (GP) LLC;
iii. Avidity Capital Partners Fund (GP) LP;
iv. Avidity Capital Partners (GP) LLC;
v. Avidity Private Master Fund I LP; and
vi. Michael Gregory.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to a Reporting Persons is made by such Reporting Persons.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Amendment No. 3 to Schedule 13D, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 2828 N Harwood Street, Suite 1220, Dallas, Texas 75201.
Present principal occupation or employment: The principal business of Avidity Partners Management LP is managing investments. Avidity Partners Management (GP) LLC is the general partner of Avidity Partners Management LP. Avidity Capital Partners Fund (GP) LP serves as the general partner of private investment funds managed by Avidity Partners Management LP, including Avidity Private Master Fund I LP. Avidity Capital Partners (GP) LLC is the general partner of Avidity Capital Partners Fund (GP) LP. Mr. Gregory is the managing member of Avidity Partners Management (GP) LLC and Avidity Capital Partners (GP) LLC.
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
Citizenship:
i. Avidity Partners Management LP is a Delaware limited partnership;
ii. Avidity Partners Management (GP) LLC is a Delaware limited liability company;
iii. Avidity Capital Partners Fund (GP) LP is a Delaware limited partnership;
iv. Avidity Capital Partners (GP) LLC is a Delaware limited liability company;
v. Avidity Private Master Fund I LP is a Cayman Islands exempted limited partnership; and
vi. Michael Gregory is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the acquisition of the Issuer's Common Stock, $0.001 par value (the "Common Stock") beneficially owned by the Reporting Person came from the working capital of private funds advised by Avidity Partners Management LP. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 3 to report a greater than 1.00% decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons due to the sale of shares of Common Stock by private investment funds managed by Avidity Partners Management LP, including Avidity Private Master Fund I LP.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of Common Stock at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Stock now owned or hereafter acquired. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer that it may hold at any point in time.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.
The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this statement are based on 42,876,015 shares of Common Stock outstanding as of November 3, 2025 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025. The filing of this statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Avidity Partners Management LP, Avidity Partners Management (GP) LLC, Avidity Capital Partners Fund (GP) LP, Avidity Capital Partners (GP) LLC and Michael Gregory have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,104,184 shares of the Common Stock reported in (a) above.
Transactions in the class effected during the past sixty days:
Avidity Private Master Fund I LP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,899,593 shares of the Common Stock reported in (a) above.

The transactions in the Common Stock by the Reporting Persons during the past sixty days in respect of the Issuer are set forth on Exhibit B.

All of the securities in this Schedule 13D are owned by advisory clients of Avidity Partners Management LP. Other than Avidity Private Master Fund I LP, no such client(s) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock in an amount equal to more than five percent of the class.

The Reporting Persons no longer beneficially own 5% or more of the total outstanding shares of Common Stock. Consequently, this Amendment No. 3 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Joint Filing Agreement

B - Schedule of Transactions in the Common Stock

## Signatures
- Avidity Partners Management LP: By: Avidity Partners Management (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/19/2025)
- Avidity Partners Management (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/19/2025)
- Avidity Capital Partners Fund (GP) LP: By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/19/2025)
- Avidity Capital Partners (GP) LLC: By: /s/ Michael Gregory, Michael Gregory, Managing Member (11/19/2025)
- Avidity Private Master Fund I LP: By: Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/19/2025)
- Michael Gregory: By: /s/ Michael Gregory, Michael Gregory (11/19/2025)